March 23, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ethan Horowitz, Branch Chief

RE:	Petro River Oil Corp. Form 10-K for the Fiscal Year Ended April 30, 2017 Filed July 31, 2017 File No. 000-49760

Dear Mr. Horowitz:

This letter is submitted on behalf of Petro River Oil Corp. (the “Company”) in response to the comment issued by the staff of the Office of Natural Resources (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company's Annual Report on Form 10-K for fiscal year ended April 30, 2017 (the “Annual Report”), filed on July 31, 2017, as set forth in your letter, dated March 15, 2018 (the “Comment Letter”) addressed to David Briones, Acting Chief Financial Officer of the Company.

For reference purposes, the Staff’s comment has been reproduced in bold herein, with the Company’s response immediately following the comment. The response provided herein is based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Form 10-K for Fiscal Year Ended April 30, 2017

Business, page 2

Recent Developments, page 6

1.
You provide disclosure of various quantitative estimates such as:

●
certain structures in Osage County, Oklahoma identified utilizing 3D seismic technology with a potential of up to 2.5 million barrels of oil on page 6, and

●
a prospect located on one of four licenses located Offshore Denmark with a potential reserve target in the range of 200 million barrels of oil on page 21.

The Instruction to Item 1202 of Regulation S-K generally prohibits disclosure in any document publically filed with the Commission of the estimates and/or the values of oil or gas resources other than reserves. If your estimates do not fulfill the requirements to be classified as reserves under Rule 4-10(a) of Regulation S-X, please revise your filing in each occurrence to exclude such disclosure.

Response

The disclosures included in the Annual Report were intended to familiarize investors with the oil and natural gas potential of the Osage County and Offshore Denmark prospects, and were calculated using 3D seismic to identify exploration prospects, based on proven adjacent field production history. The Company’s disclosure was qualified as “potential” and was not intended to be viewed as actual “reserves”. Although the Company believes that the referenced amounts represent a reasonable estimate of the potential productivity in the respective areas, and are therefore not misleading, the Company acknowledges the directive set forth in the Instruction to Item 1202 of Regulation S-K, and that such amounts cannot be classified as reserves as defined in Rule 4-10(a) of Regulation S-X. However, given that the digression was neither intended or materially misleading, the Company respectfully requests that it be permitted to comply with the Staff’s comment in future filings rather than amend its Annual Report simply to delete each of the two digressions. In this regard, the Company will not include estimates and/or values of oil resources other than reserves in its future documents it files with the Commission.

Properties, page 16

Oil and Natural Gas Reserves, page 19

2.
Your disclosure indicates that the estimated proved reserves for the year ended April 30, 2017 were derived from a reserve report prepared by the third-party engineering firm, Pinnacle Energy Services, LLC. Please obtain and file the referenced report as an exhibit to your annual report on Form 10-K to comply with the requirements pursuant to Item 1202(a)(8) of Regulation S-K.

Response

In response to Staff’s comment, the Company has attached the 2016 and 2017 reserve reports prepared by Pinnacle Energy Services, LLC to its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2018 as Exhibits 99.1 and 99.2, which were filed with the Commission on March 26, 2018. In the future, so as to comply with Item 1202(a)(8) of Regulation S-K, the Company will attach any third-party reports relating the Company’s reserve estimates as exhibits to its filings with the Commission.

* * *

If you have any questions or would like to discuss our response, please contact the undersigned at (619) 795-7050.

Very truly yours, Daniel W. Rumsey Managing Director Disclosure Law Group, Professional Corporation

cc:
David Briones
Chief Financial Officer
Petro River Oil Corp.